

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

September 15, 2009

Mr. Ian T. Bothwell
Chief Financial Officer
Rio Vista Energy Partners, L.P.
1313 East Alton Gloor Blvd. Suite J
Brownsville, Texas 78526

> **Re:** **Rio Vista Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 14, 2009**
> **File No. 0-50394**

Dear Mr. Bothwell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	We understand from the disclosure in the Form 10-Q that you filed on May 20, 2009 that you did not obtain a review of your interim financial statements for the quarter ended March 31, 2009; and from disclosure in the Form 8-K that you filed on August 17, 2009 that you did not file your interim report for the fiscal quarter ended June 30, 2009 because you did not obtain a review of those financial statements. We remind you of your reporting obligations under Rule 13a-13 of Regulation 13A.

2.      We note that your General Partner, Rio Vista GP LLC, controls 2% of your outstanding common units.  Please include the audited Balance Sheet of your General Partner as of the end of its most recently completed fiscal year in your filing, in accordance with Rule 8-07(c) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Results of Operations, page 47

3.      We note that you attribute the material changes in your revenues, cost of sales, and selling, general and administrative expenses to the fact that various operations were recently acquired and included in your results for only a fraction of your fiscal year ended December 31, 2007.  We expect that you would need to expand your discussion and analysis to describe any unusual or infrequent events or transactions that materially affected the amounts reported in your loss from continuing operations and to address the extent to which your reported financial information is indicative of future operating results and future financial condition to comply with Item 303(a)(3) of Regulation S-K, Instruction 3 to Item 303(a) of Regulation S-K, and FRC §§ 501.12.b.3 and 12.b.4.

Financial Statements, page 67

Note E – Acquisitions, page 86

4.      We note your disclosure stating that you acquired Regional Enterprises, Inc. on July 27, 2007 and GO LLC on November 19, 2007.  Given that you identified these transactions as acquisitions of businesses rather than assets, you should disclose the information required by paragraphs 51 through 56 of SFAS 141.

Controls and Procedures, page 120

5.      We note your disclosure in Management's Report on Internal Control Over Financial Reporting on page 121 stating, "Based on its assessment and those criteria, management concluded that the Rio Vista's disclosure controls and procedures over financial reporting were not effective as of December 31, 2008."

However, according to Item 308T(a)(3) of Regulation S-K, you are required to include a statement as to whether or not your *internal control over financial reporting* is effective, rather than disclosure controls and procedures.  You have the disclosure required under Item 307 of Regulation S-K pertaining to disclosure controls and procedures on page 120.

There is no need to duplicate this representation when providing the disclosures about internal control over financial reporting. Please revise your disclosure as appropriate.

Engineering Comments

Oil and Gas Data, page 9

Proved Reserves, page 9

6.      The oil and gas reserves that you report must be only the reserves that are net to you. In addition, the Standardized Measure should be based only on your net reserves, rather than the gross reserves which you appear to have utilized. Please revise your document to remove oil and gas reserves in excess of your net interest and, if necessary, to revise to present the Standardized Measure based on only the net oil and gas reserves.

7.      In footnote 2 you state that you used the monthly weighted average gas price to determine the Standardized Measure and your natural gas reserves. Your oil and gas reserves and the Standardized Measure should generally be determined using the oil and gas prices in effect on the last day of the year to comply with Rule 4-10(a)(2) of Regulation S-X and paragraph 30(a) of SFAS 69. Please revise your document accordingly.

Production and Price History, page 11

8.      The production that you report should be net production volumes. Please tell us whether the volumes that you report represent your net interest. If not, revise accordingly.

9.      Please expand your disclosure to include the average annual production cost per unit of production for the reported time periods to comply with paragraph 3.A(ii) of Industry Guide 2.

10.     Proved reserves must be economic to produce. You report that your annual production costs in 2008 were $2.5 million. Please provide the analysis that you performed in determining that your forecasted revenue from oil and gas production for 2009 will exceed costs using the year-end 2008 oil and gas prices and costs.

If you have any properties where the expenses from oil and gas production and production taxes exceed such revenues from forecasted oil and gas sales, you must reduce your proved reserves to exclude quantities attributable to those properties.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief